Hey *|MMERGE1|*,

Max here, Co-Founder of BackerKit, and I'm personally reaching out to, first, **congratulate you for having raised over $30k in crowdfunding as a creator.** It's no small feat, and we thank you for choosing BackerKit Pledge Manager to support your growth along the way. We are honored to be your partner.

You are the reason crowdfunding works and why **BackerKit is growing and evolving faster than ever** – in 2024 we achieved $23.7M in revenue, **4x** growth in project launches, and a **2.8x** spike in pledge volume year over year. Which is why, for the first time ever, we're inviting creators like you to play a bigger role in our future.

BackerKit is raising an equity crowdfunding round to fuel our next stage of growth, including expanding 10x growth areas like **Collab-Funding** and finding more ways to put the ***fun*** back in crowdfunding. This is a different type of crowdfunding campaign that allows investors to **own a piece of our company**, plus earn some fun perks along the way, like:

- Expert strategy session in launching *your* crowdfunding campaign
- Platform fee discounts when you launch a campaign
- Badges, pins, and other cool swag
- And so much more

For a limited time we're offering first access to the round. You can invest in BackerKit for as little as $100 and own a financial stake in the platform alongside us.

➡️ **Sign up now for first access**

Max Salzberg
Co-Founder, BackerKit

P.S. We know you haven't launched on BackerKit Crowdfunding yet, but we've helped tons of creators grow their fans and funds on our platform. Many have made the switch and hit their best projects yet on BackerKit! We'd love to help you grow too. Reply back with any questions. Hope to connect!



Maxwell Salzberg
Co-Founder, BackerKit



Rosanna Yau
Co-Founder, BackerKit

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